Exhibit 99.2

     Description of First Amended and Restated Stockholders Agreement dated October 27, 1999, as amended, by and among the Issuer and certain of its stockholders and the Investors Stockholders' Agreement, dated as of February
      4, 1998, as amended, among the Issuer's initial cash equity investors and certain of its management stockholders

   (Excerpted from the Definitive Proxy Statement of Triton PCS Holdings, Inc.
                  for its 2004 Annual Meeting of Stockholders)

General. Triton has entered into an amended and restated stockholders' agreement, dated as of October 27, 1999, with AT&T Wireless PCS LLC, which Triton refers to as AT&T Wireless PCS, its initial institutional investors, which Triton refers to as the cash equity investors, and certain of Triton's current and former executive officers. Additional management stockholders and the independent directors have also agreed to be bound by the provisions of the stockholders' agreement in connection with the issuance to them of Triton's capital stock. The agreement, as amended, covers matters in connection with Triton's management and operations and the sale, transfer or other disposition of Triton's capital stock. References to "stockholders" in this section mean stockholders who are party to the stockholders' agreement.

Restrictions on Transfer; Rights of First Offer. The stockholders' agreement imposes restrictions with respect to the sale, transfer or other disposition of Triton's capital stock held under the terms of the agreement. Subject to certain exceptions, stockholders holding shares of common stock may only transfer their shares of common stock after complying with rights of first offer and first negotiation granted to specified parties to the stockholders' agreement. Additionally, holders of common stock and Series D preferred stock may transfer those shares at any time to an affiliated successor or an equity investor affiliate, and the cash equity investors may transfer or otherwise dispose of any of those shares held by them to any other cash equity investor.

AT&T Wireless PCS may not transfer or dispose of any of its shares of Series D preferred stock at any time other than to an affiliated successor. In addition, each stockholder who is a party to the stockholders' agreement has agreed, subject to some exceptions, not to transfer or otherwise dispose of any shares of Triton's capital stock to any of the three largest carriers of telecommunications services that as of February 4, 1998 constituted interexchange services, other than AT&T Wireless PCS and other specified wireless carriers.

Rights of Inclusion. In the event of a proposed sale by any stockholder to any person other than an affiliated successor that would constitute 25% or more of the aggregate outstanding Series C preferred stock and common stock on a fully-diluted basis, excluding the Series A preferred stock, the other stockholders have the right to participate in any such proposed sale by exercising such right within 30 days after receipt of a notice informing them of such proposed sale. The purchaser may either purchase all stock offered by all stockholders electing to participate in such sale, or the purchaser may purchase stock from stockholders electing to participate in such sale on a pro-rata basis up to the aggregate dollar amount offered by the purchaser to the initial selling stockholder.
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Investors Stockholders' Agreement. Pursuant to the investors stockholders'
agreement, the cash equity investors have agreed that cash equity investors holding 66 2/3% or more of Triton's Class A common stock and Class B non-voting common stock held by the cash equity investors, in the aggregate, who propose to sell their shares of common stock may require the other cash equity investors to also participate in any such sale. As a result, such cash equity investors may have the effective right to sell control of Triton.